CONSENT OF WOOD CANADA LIMITED

March 30, 2022

United States Securities and Exchange Commission

Re:	Annual Report on Form 40-F for fiscal year ended December 31, 2021 (the "Annual Report") of Endeavour Silver Corp. (the "Company").

Ladies and Gentlemen,

Wood Canada Limited hereby consents to the use of and reference to their name in the Annual Report and the documents incorporated therein by reference.

Wood Canada Limited hereby consents to the use of information derived from sections 1.1, 1.2, 1.7 - 1.16, 1.17.1, 1.17.2, 1.18 - 1.21, 2, 3, 11 - 18, 20 - 22, 24, 25.3 - 25.9, 25.11 - 25.14, 26.1, 26.3 - 26.10, and 27 of their report:  "NI 43-101 Technical Report on the Feasibility Study of the Terronera Project Jalisco State, Mexico" effective September 9, 2021 with revision date October 21, 2021 (the "Technical Report") , including extracts from or summaries of the Technical Report, in the Annual Report and the documents incorporated by reference filed with the United States Securities and Exchange Commission pursuant to the United States Securities Act of 1933, as amended.

On behalf of Wood Canada Limited, /s/ William Bagnell _______________________________ By: William Bagnell Technical Director, Underground Mining and Authorized Signor WOOD CANADA LIMITED.